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06004695

SEC~~U~~ ~~SSION~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH. D.C. 199

SEC FILE NUMBER

8- 53078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/05___ AND ENDING ___12/31/05___
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redi Investments, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

261 Madison Avenue, Suite 1504
(No. and Street)

New York   NY   10016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Jasiorkowski   212-682-4177 ext. 8060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Billet, Feit and Preis, P.C.
(Name – if individual, state last, first, middle name)

42 Broadway, Suite 1815, New York, NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Brian Jasioskowski_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Redi Investments, LLC_ , as of _12/31/2005_ , 20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                    Signature

                                          Brian Jasioskowski - CEO
                                                    Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REDI INVESTMENTS, LLC

FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)

FOR THE YEAR ENDED
DECEMBER 31, 2005

CONTENTS

BILLET, FEIT and PREIS, P. C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LEO BILLET, C. P. A.
ROBERT PREIS, C. P. A.
YUSSIE STEIER, C. P. A.
STEVEN TABAK, C. P. A.

42 BROADWAY

NEW YORK, N. Y. 10004

(212) 425-3300

FAX

(212) 425-3131

INDEPENDENT AUDITOR'S REPORT

To The Members
Redi Investments, LLC

We have audited the accompanying statement of financial condition of Redi Investments, LLC (the Company) as of December 31, 2005 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redi Investments, LLC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Redi Investments, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Supplemental Schedules is presented or purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

BILLET, FEIT & PREIS, P.C.

Certified Public Accountants

February 17, 2006

REDI INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets

Cash and cash equivalents	$47,126
Prepaid taxes	6,954
Total Current Assets	54,080

TOTAL ASSETS $54,080

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$ 300
Members' Equity	53,780

**TOTAL LIABILITIES AND
MEMBERS' EQUITY** $54,080

See accompanying notes to financial statements.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 7,500
Other	9,302
	16,802
Operating Expenses	
Professional and other administrative	6,626
Exchange and licensing fees	2,463
Research	300
Total Operating Expenses	9,389
Income From Operations	7,413
Taxes	500
Net Income	$ 6,913

See accompanying notes to financial statements.

- 4 -

REDI INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' equity – beginning of period	$46,867
Net income for the year ended December 31, 2005	6,913
Members' equity – end of period	$53,780

See accompanying notes to financial statements.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:

Net income	$ 6,913
Adjustments to reconcile net loss	
to net cash provided by operating activities	
Decrease (increase) in assets:	
Accounts receivable	640
Prepaid taxes	(1,738)
Increase (decrease) in liabilities:	
Accounts payable, accrued and other	280
Total Adjustments	(818)
Net Cash Provided By Operating Activities	6,095
Increase in cash and cash equivalents	6,095
Cash and cash equivalents – beginning	41,031
Cash and cash equivalents – ending	$47,126

Supplemental Disclosures

Cash payments for taxes	$ 2,238
Cash payments for interest	$ 0

See accompanying notes to financial statements.

REDI INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2005

Note 1   Nature of Business and Significant Accounting Policies

Organization and Nature of Business
The Company was organized in the State of New York in June 2000 as a limited liability company and is an introducing, non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). The Company is also a member of the National Association of Securities Dealers (NASD) and the National Futures Association (NFA) and is registered as a commodity trading advisor (CTA) and as a commodity pool operator.

The Company's primary business is to provide capital appreciation to institutional and sophisticated individual client accounts. Trading advice is offered to clients with respect to futures and forward contracts, options on futures contracts and physical commodities and other commodity related contracts traded on exchanges both foreign and domestic.

Securities Transactions
As the Company is a non-clearing broker dealer, all clients must open accounts with other clearing brokers or with a registered futures commission merchant (FCM) to maintain his/her account because the Company is not permitted to hold Client funds, securities, commodities or other property. In addition, the Company is not responsible for matters relating to the execution and clearance of transactions for a Client's account.

Commissions
Commission income and related clearing expenses are recorded on a trade-date basis as client transactions occur.

Concentration of Credit Risk
The Company's cash funds are located in one financial institution located in New York. In 2005, such funds were not in excess of SIPC insurance limits.

Concentration of Revenue
The Company derived approximately 44.6% of its revenue from three clients, one of which is also a member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

BILLET, FEIT AND PREIS, P. C.

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2005
(CONTINUED)

Note 1 Significant Accounting Policies (continued)

Income Taxes
The financial statements include a provision for local taxes and fees. The Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the members' respective income tax returns.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, and includes money market funds held at brokers.

Note 2 Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), and the Commodity Futures Trading Commission's minimum financial requirements, which require it to maintain minimum net capital of $30,000. The Company had net capital of approximately $40,190 at December 31, 2005.

Note 3 Subsequent Events
Subsequent to December 31, 2005 the Company made no member distributions. It does not expect to make any member distributions within the first 6 months of 2006.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$53,780
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		53,780
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated Liabilities		53,780
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	$6,954	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and Spot commodities – proprietary capital charges	0	
	D. Other deductions and/or charges	0	(6,954)
7.	Other additions and/or credits (List)		0
8.	Net capital before haircuts on securities Positions		46,826
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities Commitments	0	

See independent auditor's report.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL (CONTINUED)

B. Subordinated securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List) – Money Market	943	943
10. Net capital		45,883

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	20
12. Minimum dollar net capital requirement of reporting broker or dealer	30,000
13. Net capital requirement (greater of line 11 or 12)	30,000
14. Excess net capital (line 10 less 13)	15,883
15. Excess net capital at 1000% (line 10 less 10% of line 19)	45,853

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	300
17 Add:	
A. Drafts for immediate credit	0

See independent auditor's report.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS
(CONTINUED)

B. Market value of securities
borrowed for which no equivalent
value is paid or credit   0

C. Other unrecorded amounts   0

18. Left blank intentionally

19. Total aggregate indebtedness   300

20. Percentage of aggregate indebtedness to   0.65%
    net capital (line 19/line 10)

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)
OF NET CAPITAL OF NET CAPITAL

Net Capital
 Net capital, as reported in Company's Part II
 (unaudited) FOCUS report $45,883
 Net capital per above $45,883

See independent auditor's report.

BILLET, FEIT AND PREIS, P. C.

BILLET, FEIT and PREIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

42 BROADWAY

NEW YORK, N. Y. 10004

LEO BILLET, C. P. A.
ROBERT PREIS, C. P. A.
YUSSIE STEIER, C. P. A.
STEVEN TABAK, C. P. A.

(212) 425-3300
FAX
(212) 425-3131

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Members
Redi Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Redi Investments, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

Redi Investments, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

BILLET, FEIT AND PREIS, P. C.

Redi Investments, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member's, management, the SEC, CFTC, NASD, NFA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

BILLET, FEIT & PREIS, P.C.

Billet, Feit & Preis

Certified Public Accountants

February 17, 2006